UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Famous Dave’s of America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

307068106

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		249,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

249,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners Atlas Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		284,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		418,169
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		284,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,575
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		702,844
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,575
	10	SHARED DISPOSITIVE POWER

284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

755,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

Jeffery Crivello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 307068106

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12701 Whitewater Drive, Suite 190, Minnetonka, MN 55343.

Item 2.	Identity and Background.

(a)       This statement is filed by PW Partners Atlas Fund LP, a Delaware limited partnership (“Atlas Fund I”), PW Partners Atlas Fund II LP, a Delaware limited partnership (“Atlas Fund II”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners, LLC, a Delaware limited liability company (“PW Partners”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), Patrick Walsh and Jeffery Crivello. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Atlas Fund GP is the general partner of each of Atlas Fund I and Atlas Fund II. By virtue of these relationships, Atlas Fund GP may be deemed to beneficially own the Shares owned directly by Atlas Fund I and Atlas Fund II.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund I and Atlas Fund II. Mr. Walsh is the Managing Member and Chief Executive Officer of Atlas Fund GP and PW Partners and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares owned directly by Atlas Fund I and Atlas Fund II and Mr. Walsh may be deemed to beneficially own the Shares beneficially owned by PW Partners.

On or about the date of this Schedule 13D, the group consisting of FS Special Opportunities I, L.P. (the “FS Fund” or the “Purchaser’s Designee”) and certain other affiliates (the “FS Group”) is filing a Schedule 13D report with respect to its beneficial ownership of Shares. The Shares reported in the FS Group’s Schedule 13D consist of 418,169 Shares held in a Managed Account (the “Managed Account”) managed by PW Partners for the benefit of the FS Fund as a result of the FS Group having dispositive power over such Shares. Because of their shared beneficial ownership of such Shares, the Reporting Persons and the FS Group may together be considered a “group” for purposes of Rule 13d-1. The Reporting Persons disclaim beneficial ownership of any Shares held by the FS Group other than the 418,169 Shares and disclaim the existence of any such Section 13(d) “group”.

(b)       The business address of each Reporting Person is 141 W. Jackson Blvd., Suite 1702, Chicago, IL 60604.

(c)       The principal business of each of Atlas Fund I, Atlas Fund II and PW Partners is investing in securities. The principal business of Atlas Fund GP is serving as the general partner of each of Atlas Fund I and Atlas Fund II. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund I and Atlas Fund II. The principal occupation of Mr. Walsh is serving as the Chief Executive Officer of Town Sports International Holdings, Inc., an owner and operator of fitness clubs. The principal occupation of Mr. Crivello is serving as the Chief Executive Officer of the Issuer. Mr. Crivello is also a director of the Issuer.

9

CUSIP NO. 307068106

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Atlas Fund I, Atlas Fund II, Atlas Fund GP, PW Partners and PW Capital Management is organized under the laws of the State of Delaware. Each of Mr. Walsh and Mr. Crivello is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Atlas Fund I were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 249,675 Shares owned directly by Atlas Fund I was approximately $2,148,560, including brokerage commissions.

The Shares purchased by Atlas Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 35,000 Shares owned directly by Atlas Fund II was approximately $141,750, including brokerage commissions.

The Shares held in the Managed Account were purchased with investment proceeds of the FS Fund. The aggregate purchase price of the 418,169 Shares held in the Managed Account was $1,463,591.50.

The Shares purchased by Mr. Walsh were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of 39,000 Shares owned directly by Mr. Walsh was approximately $318,804, excluding brokerage commissions. Mr. Walsh also received 13,575 Shares in his capacity as a director of the Issuer. Mr. Walsh is no longer a director of the Issuer.

Mr. Crivello received his stock options in his capacity as the Chief Executive Officer of the Issuer.

Item 4.	Purpose of Transaction.

Jeffery Crivello, the Chief Financial Officer of PW Capital Management, is the Chief Executive Officer and a director of the Issuer. Except in Mr. Crivello’s capacity as the Chief Executive Officer and a director of the Issuer or as set forth herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

10

CUSIP NO. 307068106

Private Placement

Stock Purchase Agreement

On November 10, 2017, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with PW Partners. Pursuant to the Purchase Agreement, the Issuer sold to PW Partners on behalf of its designated client, the Purchaser’s Designee, 418,169 Shares at a purchase price of $3.50 per Share, resulting in aggregate gross proceeds to the Issuer of $1,463,591.50 (the “Private Placement”). The Purchase Agreement provides further that PW Partners has assigned its rights under the Purchase Agreement to the Purchaser’s Designee; provided, however, that PW Partners retains its obligations under the Purchase Agreement. While the 418,169 Shares are held for the benefit of the Purchaser’s Designee in a Managed Account managed by PW Partners, PW Partners retains the right to vote such Shares under the managed account agreement. This voting right may be revoked at any time by the Purchaser’s Designee.

In addition, pursuant to the Purchase Agreement and in connection with a proposed Rights Offering (as described below), PW Partners (a) agreed to not exercise rights in excess of the rights attributable to its pro rata share of Shares held as of the date of the Purchase Agreement and (b) will be obligated to purchase any Unsubscribed Shares (as described below) in the Rights Offering if it fails to enter into the Standby Purchase Agreement (as described below) or to fulfill its obligations pursuant to the Standby Purchase Agreement.

Also pursuant to the Purchase Agreement, the Issuer agreed to take the necessary steps to cause the Board of Directors of the Issuer (the “Board”) to (a) appoint a mutually acceptable nominee selected by PW Partners (the “PW Director”), who shall be an independent director, to serve on the Board until the 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”), (b) nominate the PW Director for election to the Board at the 2018 Annual Meeting for a term of office expiring at the 2019 Annual Meeting of Shareholders, (c) recommend, and reflect such recommendation in the Issuer’s definitive proxy statement in connection with the 2018 Annual Meeting, that the shareholders of the Issuer vote to elect the PW Director to the Board at the 2018 Annual Meeting, and (d) solicit, obtain proxies in favor of and otherwise support the election of the PW Director to the Board at the 2018 Annual Meeting, in a manner no less favorable than the manner in which the Issuer supports other nominees for election at the 2018 Annual Meeting. The managed account agreement between PW Partners and the Purchaser’s Designee provides that PW Partners will recommend Peter Haeg, an affiliate of the Purchaser’s Designee, as the PW Director.

On or about the date of this Schedule 13D, the FS Group is filing a Schedule 13D report with respect to its beneficial ownership of Shares. The Shares reported in the FS Group’s Schedule 13D consist of the 418,169 Shares held in the Managed Account for the benefit of the Purchaser’s Designee as a result of the FS Group having dispositive power over such Shares. Because of their shared beneficial ownership of such Shares, the Reporting Persons and the FS Group may together be considered a “group” for purposes of Rule 13d-1. The Reporting Persons disclaim beneficial ownership of any Shares held by the FS Group other than the 418,169 Shares and disclaim the existence of any such Section 13(d) “group”.

11

CUSIP NO. 307068106

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer entered into a registration rights agreement with PW Partners on November 10, 2017 (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to register, upon certain terms described below, the Shares issued to the Purchaser’s Designee pursuant to the Purchase Agreement, the Shares acquired pursuant to the Standby Purchase Agreement (described below), and any Shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of such Shares (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, upon the written request of holders of more than 50% of the Registrable Securities delivered no sooner than six months after the Registration Rights Agreement execution date, the Issuer agreed (a) to file with the U.S. Securities and Exchange Commission (the “Commission”) as promptly as practicable, but in no event later than 90 days after the date of such written request, a shelf registration for delayed or continuous offerings of Registrable Securities in market transactions on Form S-3 (the “Shelf Registration”) and (b) to cause the Shelf Registration to be declared effective by the Commission as soon thereafter as practicable. The Issuer is required to use its commercially reasonable efforts to keep such Shelf Registration continuously effective and usable for resale of Registrable Securities until the earlier of (i) the second anniversary of the date of the Registration Rights Agreement; (ii) the date on which all Registrable Securities have been distributed to the public either pursuant to a registration statement, Rule 144 or sold in a private transaction in which the transferor’s registration rights are not assigned; or (iii) otherwise until there are no longer any Registrable Securities.

The Registration Rights Agreement also provides for certain piggyback registration rights for holders of Registrable Securities; however, so long as a Shelf Registration is on file and effective, then, subject to the terms and conditions of the Registration Rights Agreement, the Issuer shall have no obligation to allow participation in such piggyback registration rights.

In the event of an underwritten offering in which the underwriter recommends that marketing factors require a limitation of the number of Shares to be underwritten, the Registration Rights Agreement provides that the number of Shares included in the underwriting shall be allocated as follows: first, to the Issuer; second, to the holders of Registrable Securities and Wexford Capital LP (the beneficial owner of approximately 19.2% of the outstanding Shares) on a pro rata basis based on the total number of Registrable Securities proposed to be sold held by the holders of Registrable Securities and the total number of Shares proposed to be sold by Wexford Capital LP; and third, among any other shareholders of the Issuer having rights to register securities in connection with such registration on a pro rata basis based on the total number of Shares proposed to be sold in the offering held by such other shareholders.

12

CUSIP NO. 307068106

Other Terms

The Purchase Agreement and the Registration Rights Agreement contain ordinary and customary provisions for agreements and documents of this nature, such as representations and warranties (for which PW Partners is obligated both on behalf of itself and the Purchaser’s Designee), covenants and indemnification obligations, as applicable. In addition, the Purchase Agreement provides, as conditions to closing, that the Issuer deliver the Registration Rights Agreement and the employment agreement with Mr. Crivello (as described below).

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to describe all of the terms and provisions thereof and are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, which are referenced as exhibits hereto and are incorporated herein by reference.

Rights Offering; Standby Purchase Agreement

Rights Offering

As described in the Purchase Agreement, the Issuer has expressed its intent to commence a rights offering (the “Rights Offering”) as soon as practicable and pursuant to which the Issuer shall distribute, at no charge to each of its holders of Shares as of a record date to be set by the Board (the “Stockholders”), non-transferable rights to subscribe for and purchase each Stockholder’s respective pro rata amount (the “Basic Subscription Privilege”) of newly-issued Shares at a price per Share to be determined by the Board (the “Subscription Price”), with the total aggregate amount being offered not to exceed $5,536,408.50 (the “Offering Amount”). Each holder of such rights who exercises such holder’s Basic Subscription Privilege will be entitled to subscribe for additional Shares to the extent they are available, at the Subscription Price (the “Over-Subscription Privilege”).

Standby Purchase Agreement

Pursuant to the Purchase Agreement, if the Issuer commences the Rights Offering, PW Partners has agreed to enter into a Standby Purchase Agreement, effective at or prior to the commencement of the Rights Offering, with the Issuer (the “Standby Purchase Agreement”). The Standby Purchase Agreement will provide that PW Partners will (a) exercise its Basic Subscription Privilege and (b) purchase in a private placement separate from the Rights Offering, at the Subscription Price and subject to the terms and conditions of the Standby Purchase Agreement, any Shares that are not subscribed for in the Rights Offering pursuant to the Stockholders’ exercise of their rights (the “Unsubscribed Shares”). The aggregate amount PW Partners will agree to purchase, including the exercise of the Basic Subscription Privilege and the purchase of any Unsubscribed Shares, will not exceed the Offering Amount.

Consummation of the Standby Purchase Agreement will be subject to usual and customary closing conditions, including the consummation of the Rights Offering. PW Partners may terminate the Standby Purchase Agreement upon any suspension of trading in the Shares by The Nasdaq Stock Market, any suspension of payments with respect to banks in the United States or a declaration of war or national emergency, or if the Issuer materially breaches any of its representations, warranties, covenants or obligations under the Standby Purchase Agreement and fails to cure such breach within five business days of receiving written notice.

The foregoing description of the Standby Purchase Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the Standby Purchase Agreement, which is referenced as an exhibit hereto and is incorporated herein by reference.

13

CUSIP NO. 307068106

Appointment of Jeffery Crivello as CEO

The Issuer appointed Mr. Crivello as the Chief Executive Officer of the Issuer as a condition to the closing of the Private Placement.

Mr. Crivello’s employment with the Issuer will be governed by a three-year employment agreement (the “Employment Agreement”) which was delivered in connection with the closing of the Private Placement and effective as of November 14, 2017. Under the Employment Agreement, Mr. Crivello is entitled to receive an annual base salary and is eligible for annual bonus compensation in the form of Shares, which amount shall be determined based on the 30-day volume weighted average price of the Shares meeting or exceeding certain established targets.

Pursuant to the Employment Agreement, on November 14, 2017, the Issuer granted to Mr. Crivello a 90,000 Share non-qualified stock option that will vest in equal monthly installments over two years (the “Stock Option”). The Stock Option will have an exercise price equal to the closing price of the Shares as of November 14, 2017.

Pursuant to the Employment Agreement, Mr. Crivello agreed to customary non-competition and non-solicitation provisions, including a covenant that, in the event Mr. Crivello’s relationship with PW Partners conflicts with or is inconsistent with his obligations to the Issuer, Mr. Crivello’s primary duty shall be to the Issuer and to the extent that a conflict arises, he shall promptly notify the Board of such conflict.

The foregoing description of the Employment Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the Employment Agreement, which is referenced as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 7,375,797 Shares outstanding as of November 10, 2017, according to the Issuer’s Form 10-Q filed with the Commission on November 13, 2017.

As of the close of business on the date hereof, Atlas Fund I directly owned 249,675 Shares, constituting approximately 3.4% of the Shares outstanding, Atlas Fund II directly owned 35,000 Shares, constituting less than 1% of the Shares outstanding, and Mr. Walsh directly owned 52,575 Shares, constituting less than 1% of the Shares outstanding. In addition, PW Partners may be deemed to beneficially own the 418,169 Shares held in the Managed Account by virtue of its right to vote such Shares, constituting approximately 5.7% of the Shares outstanding.

Atlas Fund GP, by virtue of its relationship to Atlas Fund I and Atlas Fund II, may be deemed to beneficially own the 284,675 Shares that Atlas Fund I and Atlas Fund II directly own in the aggregate, constituting approximately 3.9% of the Shares outstanding.

PW Capital Management, by virtue of its relationship to Atlas Fund I and Atlas Fund II, may be deemed to beneficially own the 284,675 Shares that Atlas Fund I and Atlas Fund II directly own in the aggregate, constituting approximately 3.9% of the Shares outstanding.

14

CUSIP NO. 307068106

Mr. Walsh, by virtue of his relationship to Atlas Fund I, Atlas Fund II and PW Partners and his direct ownership of 52,575 Shares, may be deemed to beneficially own, in the aggregate, 755,419 Shares, constituting approximately 10.2% of the Shares outstanding.

Mr. Crivello may be deemed to beneficially own 7,500 Shares underlying stock options exercisable within 60 days of the date hereof, constituting less than 1% of the Shares outstanding.

(b)       Mr. Walsh has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 52,575 Shares.

Each of Atlas Fund I, Atlas Fund GP, PW Capital Management and Mr. Walsh has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 249,675 Shares.

Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 35,000 Shares.

Each of PW Partners and Mr. Walsh has the shared power to vote or direct the vote of 418,169 Shares.

Mr. Crivello may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 7,500 Shares underlying stock options exercisable within 60 days of the date hereof.

(c)       Except for the transactions described in Item 4, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares, except as otherwise provided herein.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Purchase Agreement, Registration Rights Agreement, Standby Purchase Agreement, Employment Agreement and Stock Option described in Item 4.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

15

CUSIP NO. 307068106

Item 7.	Material to be Filed as Exhibits.

Exhibit No. Description

99.1	Stock Purchase Agreement between Famous Dave’s of America, Inc. and PW Partners, LLC, dated November 10, 2017 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 13, 2017).
99.2	Registration Rights Agreement between Famous Dave’s of America, Inc. and PW Partners, LLC, dated November 10, 2017 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on November 13, 2017).
99.3	Standby Purchase Agreement between Famous Dave’s of America, Inc. and PW Partners, LLC (incorporated by reference to Exhibit C to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 13, 2017).
99.4	Employment Agreement between Famous Dave’s of America, Inc. and Jeffery Crivello, dated November 14, 2017 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on November 13, 2017).
99.5	Joint Filing Agreement by and among the Reporting Persons, dated November 20, 2017.

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CUSIP NO. 307068106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND II, LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

/s/ Jeffery Crivello
JEFFERY CRIVELLO

17